Management's Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2016

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Silver Wheaton Corp.'s ("Silver Wheaton" or the "Company") unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting  ("IAS 34").  In addition, the following should be read in conjunction with the 2015 audited consolidated financial statements, the related MD&A and the 2015 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains "forward-looking" statements that are subject to risk factors set out in the cautionary note contained on page 34 of this MD&A as well as throughout this document.  All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of May 6, 2016.

Highlights

Operations

•	Attributable silver equivalent production for the three months ended March 31, 2016 of 12.7 million ounces (7.6 million ounces of silver and 64,900 ounces of gold) representing an increase of 24% over the comparable period of 2015.

•	Attributable silver equivalent sales volume for the three months ended March 31, 2016 of 12.8 million ounces (7.6 million ounces of silver and 65,300 ounces of gold) representing an increase of 65% over the comparable period of 2015.

•	As at March 31, 2016, approximately 6.1 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts. This represents a decrease of 0.9 million payable silver equivalent ounces during the three month period ended March 31, 2016. Payable ounces produced but not yet delivered to Silver Wheaton are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of factors including mine ramp-up, delays in shipments, etc.[1]

•	Average realized sale price per silver equivalent ounce sold for the three months ended March 31, 2016 of $14.70 ($14.68 per ounce of silver and $1,175 per ounce of gold), compared with $16.90 for the comparable period in 2015, representing a decrease of 13%.

•	Revenue for the three months ended March 31, 2016 of $188 million compared with $131 million for the comparable period in 2015, representing an increase of 44%.

•	Net earnings for the three months ended March 31, 2016 of $41 million ($0.10 per share) compared with $49 million ($0.13 per share) for the comparable period in 2015, representing a decrease of 17%.

•	Operating cash flows for the three months ended March 31, 2016 of $114 million ($0.28 per share²) compared with $89 million ($0.24 per share²) for the comparable period in 2015, representing an increase of 28%.[2]

•	On May 6, 2016, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on May 19, 2016 and is expected to be distributed on or about June 02, 2016. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary.  Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.
2 Refer to discussion on non-IFRS measure (ii) of page 17 of this MD&A

SILVER WHEATON 2016 FIRST QUARTER REPORT [1]

•	Average cash costs¹ for the three months ended March 31, 2016 of $4.44 per silver equivalent ounce compared with $4.46 per silver equivalent ounce for the comparable period in 2015.1

•	Cash operating margin² for the three months ended March 31, 2016 of $10.26 per silver equivalent ounce compared with $12.44 per silver equivalent ounce for the comparable period in 2015.2

Corporate Development

•	On March 21, 2016, the Company announced that it had entered into an early deposit precious metal purchase agreement with Panoro Minerals Ltd. ("Panoro") in respect of the Cotabambas project located in Peru.

Other

•	On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada in relation to the Notices of Reassessment (the "Reassessments") for the 2005-2010 taxation years issued by the Canada Revenue Agency (the "CRA"). Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Rather than making this deposit in cash, on March 15, 2016, Silver Wheaton posted security in the form of a letter of guarantee in the amount of Cdn$192 million, which includes interest accrued to-date plus estimated interest for the following year.

•	On March 18, 2016, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2021.

•
On April 14, 2016, the Company completed a bought-deal common share financing (the "Offering"), whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay debt that was outstanding under the Company's $2 billion revolving credit facility.

1 Refer to discussion on non-IFRS measure (iii) of page 18 of this MD&A
2 Refer to discussion on non-IFRS measure (iv) of page 19 of this MD&A

SILVER WHEATON 2016 FIRST QUARTER REPORT [2]

Overview

Silver Wheaton Corp. is a mining company which generates its revenue from the sale of silver and gold.  The Company is listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") and trades under the symbol SLW.

Currently, the Company has entered into 19 long-term purchase agreements and two early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements"), relating to 30 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended March 31, 2016, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.14 and $389, respectively.  The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook1

Silver Wheaton is the largest pure precious metals streaming company in the world.  For 2016, Silver Wheaton's estimated attributable silver equivalent production is forecast to be 54 million silver equivalent ounces, including 265,000 ounces of gold. This represents an increase of over 13% from 2015.  Silver Wheaton's estimated average annual attributable production over the next five years is anticipated to be approximately 52 million silver equivalent ounces, including 260,000 ounces of gold, as growth from Salobo, Peñasquito and Constancia is expected to be offset by the cessation of production from assets with fixed terms.

The $87 million of cash and cash equivalents as at March 31, 2016 combined with the net proceeds of $607 million raised through the bought deal equity financing, the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary.  Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 FIRST QUARTER REPORT [3]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration [1]	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
				Silver	Gold
San Dimas	Primero	Mexico	$ 189,799	100% [2]	0%	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	100% [3]	0%	Life of Mine	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	0%	Life of Mine	24-Jul-07
Salobo	Vale	Brazil	$ 2,230,000 [4]	0%	50%	Life of Mine	28-Feb-13
Sudbury			$ 623,572 [5]
Coleman	Vale	Canada		0%	70%	20 years	28-Feb-13
Copper Cliff	Vale	Canada		0%	70%	20 years	28-Feb-13
Garson	Vale	Canada		0%	70%	20 years	28-Feb-13
Stobie	Vale	Canada		0%	70%	20 years	28-Feb-13
Creighton	Vale	Canada		0%	70%	20 years	28-Feb-13
Totten	Vale	Canada		0%	70%	20 years	28-Feb-13
Victor	Vale	Canada		0%	70%	20 years	28-Feb-13
Antamina	Glencore	Peru	$ 900,000	33.75% [6]	0%	Life of Mine	3-Nov-15
Other			$ 2,107,683
Los Filos	Goldcorp	Mexico	$ 4,463	100%	0%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	0%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold [7]	Greece	$ 57,500	100%	0%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 54,805	100%	100% [8]	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	0%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	0%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% [9]	0%	50 years	5-Jun-07
Keno Hill	Alexco	Canada	$ 50,000	25%	0%	Life of Mine	2-Oct-08
Barrick			$ 625,000
Pascua-Lama	Barrick	Chile/Argentina		25%	0%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	0%	8.5 years	8-Sep-09
Pierina	Barrick	Peru		100%	0%	8.5 years [10]	8-Sep-09
Veladero	Barrick	Argentina		100% [11]	0%	8.5 years	8-Sep-09
Rosemont	Hudbay	United States	$ 230,000 [12]	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 [13]	12.5%	0%	Life of Mine	n/a [14]
777	Hudbay	Canada	$ 455,100	100%	100%/50% [15]	Life of Mine	8-Aug-12
Constancia	Hudbay	Peru	$ 429,900	100%	50% [16]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$ 153,500 [17]	50%	10%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	$ 140,000 [18]	100% [19]	25% [19]	Life of Mine	21-Mar-16

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
3)	Glencore will deliver a per annum amount to Silver Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
4)	Does not include the contingent payment related to the Salobo mine expansion. Vale has completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.
5)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million common shares of Silver Wheaton at a strike price of $65, with a term of 10 years.
6)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company's attributable silver production to be purchased will be reduced to 22.5%.
7)	95% owned by Eldorado Gold Corporation.
8)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
9)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
10)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
11)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
12)	The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.
13)	Comprised of $11 million allocated to the silver interest upon the Company's acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.
14)	Definitive terms of the agreement to be finalized.
15)	Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay's 777 mine until Hudbay's Constancia mine satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton's share of gold production from 777 will be reduced to 50% for the life of the mine.
16)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
17)	Comprised of $16 million paid to date and $138 million to be payable on an installment basis to partially fund construction of the mine.
18)	The upfront consideration is currently reflected as a contingent obligation.
19)	Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 FIRST QUARTER REPORT [4]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire an amount equal to 100% of the silver produced by Goldcorp's Luismin mining operations in Mexico, including the San Dimas mine. On August 6, 2010, Goldcorp completed the sale of San Dimas to Primero Mining Corp. ("Primero"), and pursuant to the amended silver purchase agreement with Primero, the Company acquires 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. Goldcorp has provided a guarantee with respect to the delivery by Primero of all silver produced and owing to the Company until 2029 and Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As per Primero's first quarter production results, production at San Dimas was impacted by changes to the mining sequence which now includes the implementation of Canadian standards for ground support, and the condition that all employees will never work under unsupported ground. As a result, mill throughput was restricted to an average of 1,639 tonnes per day ("tpd") during the quarter. In April, Primero was successful in re-establishing operations above the current 2,500 tpd nameplate capacity. Primero further reported that the addition of ground support has resulted in a modified mine plan for the remainder of 2016, with the Company targeting higher grade stopes at slightly lower tonnes. Primero indicated that the 2016 operating plan does not require completion of the mill expansion to 3,000 tpd and as a result the project has been deferred.

On February 3, 2016, Primero announced that its Mexican subsidiary had received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement ("APA") issued by SAT in 2012. Primero has indicated in its MD&A for the first quarter of 2016 that it intends to vigorously defend the validity of the APA and that it has filed procedural and substantive responses to the claim. Primero has further indicated that if the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess in respect of sales of silver in connection with the Silver Wheaton silver purchase agreement for the tax years 2010 through 2014.  Primero has disclosed that the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Wheaton silver purchase agreement would likely have a material adverse effect on the Company's results of operations, financial condition and cash flows.

As at March 31, 2016, all cumulative payable silver ounces produced at San Dimas to which Silver Wheaton is entitled have been delivered to the Company, representing a decrease in the number of cumulative payable silver ounces produced but not yet delivered to the Company of approximately 0.4 million payable silver ounces during the three month period ended March 31, 2016.1
As at March 31, 2016, the Company has received approximately 71.6 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $986 million.  As at December 31, 2015, the San Dimas mine had proven and probable silver reserves of 55.2 million ounces, measured and indicated silver resources of 7.2 million ounces and inferred silver resources of 74.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).
Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore to acquire an amount equal to 100% of the silver produced from the Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.

On November 30, 2015, the Company amended its silver purchase agreement with Glencore. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Additionally, effective January 1, 2016, Glencore will deliver to Silver Wheaton a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.

During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

As at March 31, 2016, approximately 0.2 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing a decrease of 0.2 million payable silver ounces during the three month period ended March 31, 2016. 1

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
SILVER WHEATON 2016 FIRST QUARTER REPORT [5]

As at March 31, 2016, the Company has received approximately 25.8 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $379 million. As at December 31, 2015, the Company's share of the Yauliyacu proven and probable silver reserves was 17.1 million ounces, measured and indicated silver resources was 51.3 million ounces and inferred silver resources was 76.9 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp's Peñasquito mining operations (the "Peñasquito mine") in Mexico for the life of mine.

As at March 31, 2016, approximately 0.4 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing an increase of 0.2 million payable silver ounces during the three month period ended March 31, 2016.1

As at March 31, 2016, the Company has received approximately 34.5 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $656 million.  As at December 31, 2015, the Company's 25% share of the Peñasquito proven and probable silver reserves was 145.5 million ounces, measured and indicated silver resources was 60.4 million ounces and inferred silver resources was 3.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.

On March 2, 2015, the Company agreed to amend the agreement with Vale to acquire from Vale an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. With this amendment, the Company increased the gold stream from 25% to 50% of the life of mine gold production from the Salobo mine.

As reported by Vale, the Salobo mine is in the process of ramping up mill throughput from 12 million tonnes per annum ("Mtpa") to 24 Mtpa, with the potential to further increase throughput beyond 24 Mtpa. Under the terms of the amended agreement, if the expansion to 24 Mtpa is not completed by December 31, 2016, the Company continues to be entitled to a gross up (a temporary increased percentage of gold production) based on the pro rata achievement of the target production. Extensive mineral reserves and exploration potential suggest that an even greater throughput expansion potential exists. If throughput capacity is expanded within a predetermined period, the Company will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018. There will be no additional deposit due if the expansion does not occur until after January 1, 2036. Any further future increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As at March 31, 2016, approximately 1.3 million ounces of cumulative payable silver equivalent ounces (approximately 16,500 ounces of gold) have been produced at Salobo but not yet delivered to the Company, representing an increase of 0.1 million payable silver equivalent ounces during the three month period ended March 31, 2016. 1

As of March 31, 2016, the Company has received approximately 204,600 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $161 million.  As at December 31, 2015, the Company's 50% share of the Salobo proven and probable gold reserves was 6.5 million ounces, measured and indicated gold resources was 1.4 million ounces and inferred gold resources was 0.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the "Sudbury mines") for a period of 20 years.

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2016 FIRST QUARTER REPORT [6]

As at March 31, 2016, approximately 1.4 million ounces of cumulative payable silver equivalent ounces (approximately 17,900 ounces of gold) have been produced at Sudbury but not yet delivered to the Company, representing an increase of 0.2 million payable silver equivalent ounces during the three month period ended March 31, 2016.1

As of March 31, 2016, the Company has received approximately 90,300 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $75 million.  As at December 31, 2015, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 660,000 ounces, measured and indicated gold resources was 120,000 ounces and inferred gold resources was 200,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina

On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate.

As at March 31, 2016, approximately 1.2 million ounces of cumulative payable silver ounces have been produced at Antamina but not yet delivered to the Company, representing an increase of 0.1 million payable silver ounces during the three month period ended March 31, 2016. 1

As at March 31, 2016, the Company has received approximately 3.2 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $37 million.  As at December 31, 2015, the Company's share of the Antamina proven and probable silver reserves was 68.9 million ounces, measured and indicated silver resources was 59.1 million ounces and inferred silver resources was 125.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.	As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004;

ii.	On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation ("Lundin") to acquire 100% of the silver produced by Lundin's Zinkgruvan mining operations in Sweden for the life of mine;

iii.	On April 23, 2007, the Company entered into an agreement with European Goldfields Limited (which was acquired by Eldorado Gold Corporation ("Eldorado Gold") on February 24, 2012), to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iv.	On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. ("Alexco") to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the Bellekeno mine (see additional discussion below);

v.	On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the "Silverstone Acquisition"). As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. ("Capstone") to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone's Minto mine in Canada for the life of mine. The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter;

vi.	As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone's Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

vii.	As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2016 FIRST QUARTER REPORT [7]

viii.	As part of the Silverstone Acquisition, the Company acquired an agreement with I'M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007. As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to limit its rights to only silver contained in concentrates containing less than 15% copper;

ix.	As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. ("Pan American") on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are to be finalized. The Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction;

x.	On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero[1] mine which is located in Argentina (collectively referred to as the "Barrick mines") until April 1, 2018. Barrick has previously announced that the Pascua-Lama project has been placed on care and maintenance and that a temporary and partial closure plan has been filed with the Chilean mining authority;

xi.	On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation, which was acquired by Hudbay on July 16, 2014, to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project ("Rosemont") in the United States. The Company is committed to pay Hudbay total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine;

xii.	On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver and gold production from its 777 mine, located in Canada. Silver Wheaton's share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay's Constancia mine (see Other silver and gold interest xiii, below), after which it will be reduced to 50% for the remainder of the mine life; and

xiii.	On August 8, 2012, the Company entered into an agreement (amended November 4, 2013) with Hudbay to acquire an amount equal to 100% of the life of mine silver production and 50%[2] of the life of mine gold production from the Constancia mine ("Constancia") in Peru. If the Constancia processing plant fails to achieve at least 90% of expected throughput and silver recovery by December 31, 2016, Silver Wheaton would be entitled to continued delivery of 100% of the gold production from Hudbay's 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia. In addition, Silver Wheaton would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia.

Keno Hill

In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2016 at Alexco's option.

1 Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
2 Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON 2016 FIRST QUARTER REPORT [8]

General

As at March 31, 2016, approximately 1.5 million ounces of cumulative payable silver equivalent ounces (including approximately 3,300 ounces of gold) have been produced at the Other mines but not yet delivered to the Company, representing a decrease of 1.0 million payable silver equivalent ounces during the three month period ended March 31, 2016.1

As at March 31, 2016, the Company has received approximately 65.3 million ounces of silver and 337,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $1,462 million.

As at December 31, 20152, unless otherwise noted, these Other silver and gold interests had proven and probable reserves of 478.7 million ounces of silver and 900,000 ounces of gold, measured and indicated resources of 483.6 million ounces of silver and 690,000 ounces of gold and inferred resources of 148.6 million ounces of silver and 320,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Silver and Gold Interests

The Company has entered into two early deposit precious metal purchase agreements relative to early stage development projects whereby Silver Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies.  Once Silver Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

Early deposit silver and gold interests consist of the following:

i.	On November 11, 2013, the Company entered into an agreement (amended on April 22, 2015) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of silver and gold equal to 50% of the silver production and 10% of the gold production from its Toroparu project ("Toroparu"), located in the Republic of Guyana, South America, for life of mine (the "Toroparu Early Deposit Agreement"). Under the Toroparu Early Deposit Agreement, Silver Wheaton agreed to pay Sandspring a total upfront cash consideration of $154 million, of which $16 million has been paid to date, with the additional $138 million payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Following the delivery of certain feasibility documentation or after December 31, 2016 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

ii.	On March 21, 2016, the Company announced that it had entered into the Cotabambas Early Deposit Agreement to acquire from Panoro Minerals Ltd. ("Panoro") an amount of silver and gold equal to 100% of the silver production and 25% of the gold production from its Cotabambas project located in Peru until 90 million silver equivalent ounces attributable to the Company have been produced, at which point the stream will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the terms of the agreement, Silver Wheaton will pay a total upfront cash consideration of $140 million, of which $14 million is payable on an installment basis spread out over a period of up to nine years (subject to certain conditions), with the remainder to be payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year after the completion test is satisfied) or the prevailing market price per ounce of silver and gold delivered.

Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for the Company.

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Mineral reserves and mineral resources are reported as of December 31, 2015, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 31 of this MD&A.

SILVER WHEATON 2016 FIRST QUARTER REPORT [9]

General

As at December 31, 20151, unless otherwise noted, these early deposit silver and gold interests had proven and probable reserves of 410,000 ounces of gold, measured and indicated resources of 13.5 million ounces of silver and 450,000 ounces of gold and inferred resources of 45.5 million ounces of silver and 1,150,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine.  Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

1 Mineral reserves and mineral resources are reported as of December 31, 2015, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 31 of this MD&A.

SILVER WHEATON 2016 FIRST QUARTER REPORT [10]

Summary of Ounces Produced and Sold

	2016	2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced [2]
San Dimas [3]	923	2,317	1,418	1,786	1,928	1,744	1,290	1,118
Yauliyacu	657	749	696	696	576	687	875	658
Peñasquito	1,352	1,766	2,092	1,932	1,447	1,582	1,630	2,054
Antamina	2,021	2,403	-	-	-	-	-	-
Other [4]	2,617	3,049	2,684	2,787	2,391	2,391	2,300	2,481
Total silver ounces produced	7,570	10,284	6,890	7,201	6,342	6,404	6,095	6,311
Gold ounces produced ²
Sudbury [5]	12,247	13,678	7,300	8,195	8,666	9,924	12,196	7,473
Salobo	37,871	37,680	32,954	27,805	27,185	12,253	10,415	8,486
Other [6]	14,824	19,293	15,592	14,082	17,809	13,925	19,064	16,796
Total gold ounces produced	64,942	70,651	55,846	50,082	53,660	36,102	41,675	32,755
Silver equivalent ounces of gold produced [7]	5,163	5,289	4,203	3,672	3,926	2,675	2,786	2,144
Silver equivalent ounces produced [7]	12,733	15,573	11,093	10,873	10,268	9,079	8,881	8,455
Silver equivalent ounces produced - as originally reported [2,7]	n.a.	15,463	10,993	10,904	10,371	8,964	8,447	8,365
Increase (Decrease) [2]	n.a.	110	100	(31)	(103)	115	434	90
Silver ounces sold
San Dimas [3]	1,345	2,097	2,014	1,265	1,901	1,555	1,295	1,194
Yauliyacu	603	987	428	809	320	761	1,373	111
Peñasquito	949	2,086	2,053	1,420	1,573	1,640	1,662	1,958
Antamina	1,879	1,340	-	-	-	-	-	-
Other [4]	2,776	2,241	2,080	2,081	1,871	1,777	1,969	1,964
Total silver ounces sold	7,552	8,751	6,575	5,575	5,665	5,733	6,299	5,227
Gold ounces sold
Sudbury [5]	9,007	6,256	6,674	12,518	8,033	11,251	5,566	6,718
Salobo	35,366	44,491	21,957	32,156	9,794	14,270	7,180	11,902
Other [6]	20,885	14,152	19,446	16,300	10,572	12,383	23,972	16,158
Total gold ounces sold	65,258	64,899	48,077	60,974	28,399	37,904	36,718	34,778
Silver equivalent ounces of gold sold [7]	5,207	4,863	3,619	4,468	2,058	2,808	2,441	2,267
Silver equivalent ounces sold [7]	12,759	13,614	10,194	10,043	7,723	8,541	8,740	7,494
Gold / silver ratio [7]	79.8	74.9	75.3	73.3	72.5	74.1	66.5	65.2
Cumulative payable silver equivalent ounces produced but not yet delivered [8]	6,085	6,995	6,380	6,398	6,445	4,952	5,147	5,996

1)	All figures in thousands except gold ounces produced and sold.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp's four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
4)	Comprised of the Los Filos, Zinkgruvan, Stratoni, Minto, Cozamin, Neves-Corvo, Aljustrel, Keno Hill, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the previously owned Campo Morado and Mineral Park silver interests.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
6)	Comprised of the Minto, 777 and Constancia gold interests.
7)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.
8)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

SILVER WHEATON 2016 FIRST QUARTER REPORT [11]

Quarterly Financial Review

	2016	2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total silver ounces sold (000's)	7,552	8,751	6,575	5,575	5,665	5,733	6,299	5,227
Average realized silver price ¹	$14.68	$14.75	$15.05	$16.42	$16.95	$16.46	$18.98	$19.81
Silver sales (000's)	$110,847	$129,087	$98,926	$91,552	$96,012	$94,395	$119,535	$103,540
Total gold ounces sold	65,258	64,899	48,077	60,974	28,399	37,904	36,718	34,778
Average realized gold price ¹	$1,175	$1,100	$1,130	$1,195	$1,214	$1,213	$1,261	$1,295
Gold sales (000's)	$76,664	$71,409	$54,325	$72,883	$34,492	$45,980	$46,317	$45,030
Total silver equivalent ounces sold (000's) [2]	12,759	13,614	10,194	10,043	7,723	8,541	8,740	7,494
Average realized silver equivalent price [1,2]	$14.70	$14.73	$15.03	$16.38	$16.90	$16.43	$18.98	$19.83
Total sales (000's)	$187,511	$200,496	$153,251	$164,435	$130,504	$140,375	$165,852	$148,570
Average cash cost, silver [1,3]	$4.14	$4.06	$4.26	$4.26	$4.14	$4.13	$4.16	$4.15
Average cash cost, gold [1,3]	$389	$396	$389	$395	$388	$391	$378	$393
Average cash cost, silver equivalent [1,2,3]	$4.44	$4.50	$4.58	$4.76	$4.46	$4.51	$4.59	$4.72
Net earnings (loss) (000's)	$40,979	$(169,263)	$(95,925)	$53,726	$49,419	$52,030	$4,496	$63,492
Add back - impairment loss (net of tax)	-	226,673	145,726	-	-	-	68,151	-
Adjusted net earnings [4] (000's)	$40,979	$57,410	$49,801	$53,726	$49,419	$52,030	$72,647	$63,492
Earnings (loss) per share
Basic	$0.10	$(0.42)	$(0.24)	$0.13	$0.13	$0.14	$0.01	$0.18
Diluted	$0.10	$(0.42)	$(0.24)	$0.13	$0.13	$0.14	$0.01	$0.18
Adjusted earnings per share [4]
Basic	$0.10	$0.14	$0.12	$0.13	$0.13	$0.14	$0.20	$0.18
Diluted	$0.10	$0.14	$0.12	$0.13	$0.13	$0.14	$0.20	$0.18
Cash flow from operations (000's)	$113,754	$133,389	$99,547	$109,292	$89,131	$94,120	$120,379	$102,543
Cash flow from operations per share [5]
Basic	$0.28	$0.33	$0.25	$0.27	$0.24	$0.26	$0.34	$0.29
Diluted	$0.28	$0.33	$0.25	$0.27	$0.24	$0.26	$0.34	$0.29
Dividends
Dividends declared (000's)	$20,088 [6]	$20,192	$20,214	$20,205	$20,198 [7]	$21,861	$21,484	$25,035
Dividends declared per share	$0.05	$0.05	$0.05	$0.05	$0.05	$0.06	$0.06	$0.07
Total assets (000's)	$5,563,144	$5,632,211	$5,009,177	$5,203,371	$5,268,074	$4,647,763	$4,618,131	$4,521,595
Total liabilities (000's)	$1,406,757	$1,481,476	$666,356	$735,672	$840,578	$1,019,027	$1,017,815	$1,021,391
Total shareholders' equity (000's)	$4,156,387	$4,150,735	$4,342,821	$4,467,699	$4,427,496	$3,628,736	$3,600,316	$3,500,204

1)	Expressed as United States dollars per ounce.
2)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.
3)	Refer to discussion on non-IFRS measure (iii) on page 18 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 17 of this MD&A
5)	Refer to discussion on non-IFRS measure (ii) on page 17 of this MD&A.
6)	On March 16, 2016, the Company declared dividends of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2016.
7)	On March 18, 2015, the Company declared dividends of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2015.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2016 FIRST QUARTER REPORT [12]

Results of Operations and Operational Review

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended March 31, 2016
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	923	1,345	$19,972	$14.85	$4.24	$1.11	$12,781	$-	$12,781	$14,269	$145,067
Yauliyacu	657	603	9,037	14.98	5.38	5.78	2,305	-	2,305	5,792	161,795
Peñasquito	1,352	949	13,632	14.37	4.09	3.05	6,855	-	6,855	9,751	427,951
Antamina	2,021	1,879	27,194	14.47	2.98	9.94	2,927	-	2,927	21,603	868,348
Other [4]	2,617	2,776	41,012	14.77	4.62	4.36	16,063	-	16,063	27,743	944,884
	7,570	7,552	$110,847	$14.68	$4.14	$5.12	$40,931	$-	$40,931	$79,158	$2,548,045
Gold
Sudbury [5]	12,247	9,007	$10,573	$1,174	$400	$787	$(119)	$-	$(119)	$7,074	$499,161
Salobo	37,871	35,366	41,018	1,160	400	423	11,902	-	11,902	26,871	2,141,788
Other [6]	14,824	20,885	25,073	1,201	366	509	6,817	-	6,817	18,060	209,117
	64,942	65,258	$76,664	$1,175	$389	$501	$18,600	$-	$18,600	$52,005	$2,850,066
Silver equivalent [7]	12,733	12,759	$187,511	$14.70	$4.44	$5.59	$59,531	$-	$59,531	$131,163	$5,398,111
Corporate
General and administrative								$(10,844)	$(10,844)
Other								(7,708)	(7,708)
Total corporate								$(18,552)	$(18,552)	$(17,409)	$165,033
	12,733	12,759	$187,511	$14.70	$4.44	$5.59	$59,531	$(18,552)	$40,979	$113,754	$5,563,144

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measure (iii) on page 18 of this MD&A.
4)	Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.
7)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold. The gold / silver ratio during the three months ended March 31, 2016 was 79.8.

SILVER WHEATON 2016 FIRST QUARTER REPORT [13]

Three Months Ended March 31, 2015
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,928	1,901	$32,054	$16.86	$4.20	$0.88	$22,398	$-	$22,398	$24,069	$151,280
Yauliyacu	576	320	5,289	16.53	4.16	6.43	1,899	-	1,899	3,958	185,419
Peñasquito	1,447	1,573	27,010	17.17	4.07	2.85	16,128	-	16,128	20,607	446,667
Other [4]	2,391	1,871	31,659	16.92	4.13	3.63	17,139	-	17,139	24,334	1,160,841
	6,342	5,665	$96,012	$16.95	$4.14	$2.65	$57,564	$-	$57,564	$72,968	$1,944,207
Gold
Sudbury [5]	8,666	8,033	$9,682	$1,205	$400	$841	$(291)	$-	$(291)	$6,053	$577,103
Salobo	27,185	9,794	12,096	1,235	400	420	4,067	-	4,067	8,178	2,198,143
Other [6]	17,809	10,572	12,714	1,203	367	585	2,655	-	2,655	9,093	399,373
	53,660	28,399	$34,492	$1,214	$388	$600	$6,431	$-	$6,431	$23,324	$3,174,619
Silver equivalent [7]	10,268	7,723	$130,504	$16.90	$4.46	$4.15	$63,995	$-	$63,995	$96,292	$5,118,826
Corporate
General and administrative								$(8,170)	$(8,170)
Other								(6,406)	(6,406)
Total corporate								$(14,576)	$(14,576)	$(7,161)	$149,248
	10,268	7,723	$130,504	$16.90	$4.46	$4.15	$63,995	$(14,576)	$49,419	$89,131	$5,268,074

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measure (iii) on page 18 of this MD&A.
4)	Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, Constancia and 777 silver interests in addition to the non-operating Rosemont, Keno Hill, Aljustrel, Loma de La Plata and Pascua-Lama silver interests.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, Constancia and 777 gold interests in addition to the non-operating Rosemont gold interest.
7)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold. The gold / silver ratio during the three months ended March 31, 2015 was 72.5.

For the three months ended March 31, 2016, attributable silver equivalent production was 12.7 million ounces (7.6 million ounces of silver and 64,900 ounces of gold), relative to 10.3 million ounces (6.3 million ounces of silver and 53,700 ounces of gold) for the comparable period in 2015, with the 2.5 million ounce increase being primarily attributable to the following factors:

•	2.0 million ounce increase related to the recently acquired silver stream at the Antamina mine;

•	983,000 silver equivalent ounce (48%) increase related to gold production at the Salobo mine (10,700 gold ounces), with the increase in gold production being primarily due to higher grades; and

•	357,000 silver equivalent ounce (58%) increase related to gold production at the Sudbury mines (3,600 gold ounces), with the increase in gold production being primarily due to higher grades; partially offset by

•	1,005,000 ounce (52%) decrease related to the San Dimas mine, due primarily to lower throughput as quarterly production was impacted by changes to the mining sequence at San Dimas to include the implementation of Canadian safety standards for ground support, which resulted in the deferral of some high grade stopes.

For the three months ended March 31, 2016, the net earnings and cash flow from operations were $41 million and $114 million, respectively, relative to $49 million and $89 million for the comparable period in 2015, with the $8 million decrease in net earnings being primarily attributable to the following factors:

•	$12 million increase related to a 21% increase in payable silver ounces produced; and

•	$2 million increase related to a 21% increase in payable gold ounces produced; and

SILVER WHEATON 2016 FIRST QUARTER REPORT [14]

•	$18 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$7 million increase relating to the Other silver mines, primarily related to the Zinkgruvan and Constancia mines;

ii.	$6 million increase relating to the Salobo mine;

iii.	$5 million increase relating to the San Dimas mine; and

iv.	$5 million increase relating to gold production at the Other gold mines, primarily related to the Minto mine; partially offset by

v.	$5 million decrease relating to the Peñasquito mine; and

•	$37 million decrease due to a reduction in the operating margin per ounce, due primarily to a 13% decrease in the average realized selling price per silver equivalent ounce sold; and

•	$4 million decrease as a result of an increase in corporate costs as explained in the Corporate Costs section of the MD&A ($10 million decrease from a cash flow perspective).

Corporate Costs

	Three Months Ended March 31
(in thousands)	2016	2015
General and administrative	$ 10,844	$ 8,170
Other
Other expense	$ 1,160	$ 1,924
Interest expense	6,932	1,500
Income tax (recovery) expense	(384)	2,982
Total other corporate costs	$ 7,708	$ 6,406
Total corporate costs	$ 18,552	$ 14,576

SILVER WHEATON 2016 FIRST QUARTER REPORT [15]

General and Administrative

	Three Months Ended March 31
(in thousands)	2016	2015
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 2,936	$ 2,968
PSUs	2,321	886
Total salaries and benefits	$ 5,257	$ 3,854
Depreciation	231	96
Charitable donations	687	646
Other	3,272	1,652
Cash settled general and administrative	$ 9,447	$ 6,248
Equity settled stock based compensation (a non-cash expense)	1,397	1,922
Total general and administrative	$ 10,844	$ 8,170

For the three months ended March 31, 2016, general and administrative expenses increased by $3 million relative to the comparable period in the previous year with the increase being primarily due to higher expenses associated with performance share units (PSU's) coupled with higher professional fees.

Other Expense

	Three Months Ended March 31
(in thousands)	2016	2015
Dividend income	$ (6)	$ (57)
Interest income	(25)	(75)
Stand-by fees	424	787
Foreign exchange loss (gain)	536	(373)
Amortization of credit facility origination fees - undrawn facilities	107	248
Write off of credit facility origination fees upon the repayment of the NRT Loan	-	1,315
Other	124	79
Total other expense	$ 1,160	$ 1,924

For the three months ended March 31, 2016, other expense decreased by $1 million relative to the comparable period in the previous year with the decrease being primarily the result of the expensing of the remaining unamortized credit facility origination fees of $1 million associated with the repayment of the Company's non-revolving term ("NRT") loan during the first quarter of 2015.

Interest Costs

During the three months ended March 31, 2016, the Company incurred interest costs of $7 million at an effective interest rate of 1.94%, all of which was expensed.  During the three months ended March 31, 2015, the Company incurred interest costs of $4 million at an effective interest rate of 1.80%, of which $3 million was capitalized in relation to the Barrick silver interest, with the remainder being expensed.

SILVER WHEATON 2016 FIRST QUARTER REPORT [16]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.	Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

ii.	Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2016	2015
Cash generated by operating activities	$113,754	$89,131
Divided by:
Basic weighted average number of shares outstanding	402,952	370,844
Diluted weighted average number of shares outstanding	403,125	371,115
Equals:
Operating cash flow per share - basic	$0.28	$0.24
Operating cash flow per share - diluted	$0.28	$0.24

SILVER WHEATON 2016 FIRST QUARTER REPORT [17]

iii.	Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2016	2015
Cost of sales	$127,980	$66,509
Less: depletion	(71,344)	(32,045)
Cash cost of sales	$56,636	$34,464
Cash cost of sales is comprised of:
Total cash cost of silver sold	$31,252	$23,454
Total cash cost of gold sold	25,384	11,010
Total cash cost of sales	$56,636	$34,464
Divided by:
Total silver ounces sold	7,552	5,665
Total gold ounces sold	65,258	28,399
Total silver equivalent ounces sold [1]	12,759	7,723
Equals:
Average cash cost of silver (per ounce)	$4.14	$4.14
Average cash cost of gold (per ounce)	$389	$388
Average cash cost (per silver equivalent ounce 1)	$4.44	$4.46

1)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2016 FIRST QUARTER REPORT [18]

iv.	Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for per ounce amounts)	2016	2015
Average realized selling price of silver and gold
Sales	$187,511	$130,504
Divided by - total silver equivalent ounces sold [1]	12,759	7,723
Equals - average realized price ($'s per silver equivalent ounce 1)	$14.70	$16.90
Less - average cash cost ($'s per silver equivalent ounce 1, 2)	(4.44)	(4.46)
Cash operating margin per silver equivalent ounce [1]	$10.26	$12.44

1)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.
2)	Refer to discussion on non-IFRS measure (iii) on page 18 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources1

As at March 31, 2016, the Company had cash and cash equivalents of $87 million (December 31, 2015 - $103 million) and working capital of $56 million (December 31, 2015 – $93 million).

Three Months Ended March 31, 2016

During the three months ended March 31, 2016, the Company generated operating cash flows of $114 million compared with $89 million during the comparable period of 2015, with the increase being primarily related to an increase in the number of silver equivalent ounces sold, partially offset by a decrease in the price realized on the sale of silver equivalent ounces sold and higher interest payments.

During the three months ended March 31, 2016, the Company had net cash outflows from financing activities of $129 million, which was primarily the result of repayments under the Company's revolving term loan ("Revolving Facility") in the amount of $95 million and the repurchase of common shares under the previously announced normal course issuer bid ("NCIB") totaling $33 million.  During the three months ended March 31, 2015, the Company had net cash inflows from financing activities of $568 million, which was primarily the result of the (i) the Company raising net proceeds of $770 million upon the closing a bought deal equity financing on March 17, 2015 in connection with the amended Salobo precious metal purchase agreement ("PMPA"); and (ii) the Company making drawdowns under its Revolving Facility in the amounts of $685 million which was used to partially fund the full repayment of its previously outstanding non-revolving term loan ("NRT Loan") and $115 million which was used to partially fund the amended Salobo PMPA.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 FIRST QUARTER REPORT [19]

During the three months ended March 31, 2016, the Company had net cash outflows from investing activities of $1 million, which was primarily related to interest payments on the Company's Revolving Facility that have been capitalized to qualifying silver interests.  During the three months ended March 31, 2015, the Company had net cash outflows from investing activities of $877 million, which was primarily related to a $900 million payment to Vale in connection with the amended Salobo precious metal purchase agreement, partially offset by proceeds in the amount of $25 million associated with the disposal of the Campo Morado silver interest.

In the opinion of management, the $87 million of cash and cash equivalents as at March 31, 2016, combined with the net proceeds of $607 million raised through the bought deal equity financing, the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

SILVER WHEATON 2016 FIRST QUARTER REPORT [20]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% ³	0%	$4.24	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% [4]	0%	$8.74 [5]	n/a	Life of Mine	23-Mar-06
Peñasquito	25%	0%	$4.09	n/a	Life of Mine	24-Jul-07
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Other
Los Filos	100%	0%	$4.26	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.27	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.18 [6]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [7]	$4.10	$315	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.28	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.14	n/a	50 years	5-Jun-07
Aljustrel	100% [8]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 [9]	n/a	Life of Mine	2-Oct-08
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years [10]	8-Sep-09
Veladero	100% ¹¹	0%	$3.90	n/a	8.5 years	8-Sep-09
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a [12]
777	100%	100%/50% [13]	$5.96 [14]	$404 [14]	Life of Mine	8-Aug-12
Constancia	100%	50% [15]	$5.90 [14]	$400 [14]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [16]	25% [16]	$5.90	$450	Life of Mine	21-Mar-16

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.24 per ounce, subject to an annual inflationary factor.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	Silver Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
5)	Should the market price of silver exceed $20 per ounce, in addition to the $8.74 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce.
6)	In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.
7)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
8)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
9)	In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2016 at Alexco's option.
10)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
11)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
12)	Terms of the agreement not yet finalized.
13)	The Company's share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay's Constancia mine, after which it will be reduced to 50% for the remainder of the mine life.
14)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
15)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
16)	Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 FIRST QUARTER REPORT [21]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2016	2017 - 2019	2020 - 2021	After 2021	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$1,371,000	$-	$1,371,000	$-	$1,371,000
Interest [2]	30,172	97,328	5,926	-	133,426	-	133,426
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	2,000	4,500	3,000	4,500	14,000	126,000	140,000
Operating leases	933	3,781	1,981	2,864	9,559	-	9,559
Total contractual obligations	$33,105	$105,609	$1,381,907	$7,364	$1,527,985	$527,550	$2,055,535

1)	At March 31, 2016, the Company had $1.4 billion drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company's election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Toroparu Feasibility Documentation"), or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Toroparu Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

SILVER WHEATON 2016 FIRST QUARTER REPORT [22]

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million.  Once certain conditions have been met, the Company will advance $14 million to Panoro, spread over up to nine years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for the Company.

Other1

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations.  In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Canada Revenue Agency Dispute and Audit of International Transactions

On September 24, 2015, the Company received the Reassessments from the CRA totaling Cdn$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.

On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada.  Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Rather than making this deposit in cash, on March 15, 2016, Silver Wheaton posted security in the form of a letter of guarantee in the amount of Cdn$192 million, which includes interest accrued to-date plus estimated interest for the following year.  The timing for the court process is uncertain.

The CRA has also commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2013 taxation years in connection with this audit.

1 The assessment by management of the expected impact of the Reassessments on the Company is "forward-looking information". Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company's interpretation of, or compliance with, tax laws, is found to be incorrect.  Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 FIRST QUARTER REPORT [23]

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable	Payments Made/Pending	Timing
2005-2010 Taxation Years
Transfer pricing provisions of the Act should apply such that Silver Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton's foreign subsidiaries.
CRA has reassessed Silver Wheaton and is seeking to increase Silver Wheaton's income subject to tax in Canada by Cdn$715 million.
CRA has reassessed Silver Wheaton and is seeking to impose income tax of Cdn$201 million. (In addition, transfer pricing penalties of Cdn$72 million and interest (calculated to September 24, 2015) and other penalties of Cdn$81 million have been assessed for total of Cdn$353 million).(1)
				Silver Wheaton has posted security in the form of a letter of guarantee in the amount of Cdn$192 million which includes interest accrued to-date plus estimated interest for the following year.(1)	An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA Audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $1.2 billion. (2)	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $310 million.(2), (3)	N/A	Time to complete CRA audit unknown.
2014-2015 Taxation Years	Remain open to audit by CRA.	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $410 million. (2)	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $106 million. (2), (3)	N/A	N/A

1)	Estimates of interest given as of the date stated. Interest accrues until payment date.
2)	For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.
3)	This amount does not include potential interest and penalties to the extent may be applicable.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

On January 29, 2016, the Defendants filed a motion to dismiss.  A hearing date has been set for June 2016 for the motion to dismiss.

The Company believes the allegations are without merit and intends to vigorously defend against this matter.  No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

SILVER WHEATON 2016 FIRST QUARTER REPORT [24]

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

Share Capital

On March 17, 2015, in conjunction with the amended Salobo precious metal purchase agreement, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.

On April 14, 2016, the Company completed a bought-deal common share financing, whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay a portion of the debt that was drawn on the Company's $2 billion revolving credit facility in November 2015 for the $900 million purchase of the silver stream on the Antamina mine in Peru.
During the three months ended March 31, 2016, there were no share purchase options exercised.  For the comparable period in 2015, the Company received cash proceeds of $3 million from the exercise of 229,000 share purchase options at a weighted average exercise price of Cdn$15.89 per option.

The Company has received TSX approval to purchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the previously announced normal course issuer bid ("NCIB"). The Company has repurchased 3,060,454 common shares under the NCIB at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the three months ended March 31, 2016 at an average price of $14.43 per share.

As a result of the Offering, the Plan has now terminated though the NCIB remains in effect on the same terms and subject to the same restrictions as disclosed above.

As of May 6, 2016, there were 440,004,944 outstanding common shares, 5,235,400 share purchase options, 188,931 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at March 31, 2016.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•	IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9"). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

•	IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

SILVER WHEATON 2016 FIRST QUARTER REPORT [25]

Standards required to be applied for periods beginning on or after January 1, 2019:

•	IFRS 16 – Leases: In January 2016 the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

Subsequent Events

Declaration of Dividend

On May 6, 2016, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on May 19, 2016 and is expected to be distributed on or about June 02, 2016.  The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Equity Offering

On April 14, 2016, the Company completed a bought-deal common share financing, whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay debt that was outstanding under the Company's $2 billion revolving credit facility.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2016.  Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton's disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2016.

Internal Control Over Financial Reporting

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and,

SILVER WHEATON 2016 FIRST QUARTER REPORT [26]

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company's internal control over financial reporting during the three months ended March 31, 2016 that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2016.

Limitation of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2016 FIRST QUARTER REPORT [27]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2015, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,22)
As of December 31, 2015 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	99.6	32.6	104.5	47.1	24.5	37.2	146.7	30.0	141.6	75-80%
Heap Leach	4.1	22.7	3.0	1.4	19.9	0.9	5.4	22.0	3.9	22-28%
San Dimas (10, 11)	1.5	325.8	15.2	3.8	330.0	40.0	5.2	328.8	55.2	94%
Antamina (33.75%) (12,13)	64.5	11.0	22.7	137.4	10.5	46.2	201.8	10.6	68.9	71%
Pascua-Lama (25%)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Veladero (12)	3.7	12.8	1.5	66.1	12.8	27.3	69.8	12.8	28.8	8%
Lagunas Norte (12)	7.0	4.1	0.9	25.2	4.1	3.3	32.2	4.1	4.2	34%
Constancia	500.0	3.0	47.8	114.0	2.9	10.8	614.0	3.0	58.6	71%
Zinkgruvan
Zinc	8.1	80.0	20.7	3.7	51.0	6.0	11.7	70.9	26.7	87%
Copper	3.5	35.0	3.9	-	-	-	3.5	35.0	3.9	65%
Neves-Corvo
Copper	6.3	39.0	7.9	19.7	36.0	22.8	25.9	36.7	30.6	35%
Zinc	11.5	71.5	26.4	13.9	62.0	27.6	25.3	66.3	54.0	20%
Yauliyacu (14)	0.7	136.6	3.1	3.2	137.9	14.1	3.9	137.6	17.1	85%
777 (15)	3.3	26.7	2.8	3.0	27.8	2.7	6.3	27.2	5.5	50%
Stratoni	0.4	172.0	2.4	0.2	184.0	1.3	0.7	176.2	3.7	84%
Cozamin (12)	-	-	-	1.6	42.1	2.2	1.6	42.1	2.2	72%
Minto	1.7	8.3	0.5	3.8	5.2	0.6	5.5	6.1	1.1	78%
Los Filos	20.0	7.1	4.6	20.5	9.1	6.0	40.5	8.1	10.5	5%
Rosemont (16)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Metates Royalty (17)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
Total Silver			325.0			448.3			773.3
Gold
Salobo (50%) (18)	327.2	0.38	4.02	251.1	0.31	2.48	578.4	0.35	6.50	66%
Sudbury (70%) (12)	-	-	-	47.4	0.43	0.66	47.4	0.43	0.66	72%
Constancia (50%)	250.0	0.05	0.40	57.0	0.07	0.14	307.0	0.05	0.54	61%
777 (12,15)	2.0	1.80	0.12	1.8	1.80	0.11	3.9	1.80	0.22	55%
Minto	1.7	1.19	0.06	3.8	0.64	0.08	5.5	0.81	0.14	74%
Toroparu (10%) (19)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (17)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
Total Gold			4.79			3.95			8.74

SILVER WHEATON 2016 FIRST QUARTER REPORT [28]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,22)
As of December 31, 2015 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	23.6	30.5	23.2	37.7	24.6	29.9	61.3	26.9	53.0
Heap Leach	3.1	25.5	2.6	8.7	17.0	4.8	11.9	19.3	7.4
San Dimas (10, 11)	0.3	189.1	2.0	0.9	189.1	5.2	1.2	189.1	7.2
Antamina (33.75%) (12,13)	21.9	9.5	6.7	146.5	11.1	52.3	168.4	10.9	59.1
Pascua-Lama (25%)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	1.5	62.1	3.0	5.1	95.0	15.7	6.7	87.5	18.8
Copper	1.6	22.8	1.2	0.6	49.0	0.9	2.2	29.8	2.1
Neves-Corvo
Copper	8.2	51.4	13.6	36.3	48.7	56.9	44.5	49.2	70.5
Zinc	11.2	53.1	19.0	71.4	55.5	127.4	82.5	55.2	146.4
Yauliyacu (14)	1.3	162.2	6.7	7.0	199.3	44.6	8.2	193.5	51.3
777 (15)	-	-	-	0.7	26.3	0.6	0.7	26.3	0.6
Stratoni	0.3	193.5	1.7	0.2	203.8	1.4	0.5	198.0	3.1
Minto	6.4	3.0	0.6	33.1	3.2	3.4	39.6	3.1	4.0
Los Filos	81.6	6.7	17.6	276.3	7.9	70.0	357.9	7.6	87.6
Rosemont (16)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Aljustrel (20)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.8	467.2	11.5	0.8	467.2	11.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (21)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (20)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Total Silver			113.9			561.0			674.9
Gold
Salobo (50%) (18)	22.1	0.48	0.34	92.5	0.37	1.10	114.6	0.39	1.44
Sudbury (70%) (12)	-	-	-	16.2	0.22	0.12	16.2	0.22	0.12
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
777 (12,15)	-	-	-	0.4	1.83	0.02	0.4	1.83	0.02
Minto	6.4	0.34	0.07	33.1	0.34	0.37	39.6	0.34	0.44
Cotabambas (25%) (21)	-	-	-	29.3	0.23	0.21	29.3	0.23	0.21
Toroparu (10%) (19)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.50			2.20			2.70

SILVER WHEATON 2016 FIRST QUARTER REPORT [29]

Attributable Inferred Resources (1,2,3,4,5,9, 22)
As of December 31, 2015 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	4.9	20.6	3.2
Heap Leach	0.1	15.5	0.1
San Dimas (10, 11)	7.0	330.0	74.0
Antamina (33.75) (12,13)	351.1	11.1	125.3
Pascua-Lama (25%)	4.9	20.1	3.2
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	7.3	83.0	19.4
Copper	0.2	39.0	0.2
Neves-Corvo
Copper	13.4	37.0	15.9
Zinc	12.6	55.0	22.3
Yauliyacu (14)	13.5	177.6	76.9
777 (15)	0.7	32.6	0.7
Stratoni	0.5	169.0	2.7
Minto	25.3	2.5	2.1
Los Filos	141.0	9.2	41.6
Rosemont (16)	104.5	3.3	11.1
Aljustrel (20)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	363.4	3.0
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (21)	605.3	2.3	45.4
Toroparu (50%) (19)	64.8	0.1	0.2
Metates Royalty (17)	1.0	9.7	0.3
Total Silver			474.0
Gold
Salobo (50%) (18)	74.4	0.31	0.74
Sudbury (70%) (12)	12.0	0.52	0.20
Constancia (50%)	100.0	0.03	0.10
777 (12,15)	0.3	1.76	0.02
Minto	25.3	0.25	0.20
Cotabambas (25%) (21)	151.3	0.17	0.84
Toroparu (10%) (19)	13.0	0.74	0.31
Metates Royalty (17)	1.0	0.38	0.01
Total Gold			2.43

SILVER WHEATON 2016 FIRST QUARTER REPORT [30]

Notes:
1.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Individual qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:
a.	Salobo mine – Gerrit Vos, P.Eng., Technical Director, Mining, Dr Georges Verly, P.Eng., Chief Geostatistician, Dr Armando Simon, P.Geo., Principal Geologist, Pierre Lacombe, P.Eng., Consulting Metallurgist, Donald Hickson, P.Eng., Division Manager, Earth and Infrastructure, Vikram Khera, P.Eng., Senior Financial Analyst, and Stella Searston, RM SME, Principal Geologist, all of whom are now, or were at the time of the preparation of the Salobo Report, employees of Amec Foster Wheeler Americas Limited (Amec Foster Wheeler).
b.	All other operations and development projects: the Company's QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.
5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2015 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.
a.	Mineral Resources and Mineral Reserves for the Pascua-Lama project are reported as of December 31, 2013.
b.	Mineral Resources for the Constancia mine (including the Pampacancha deposit) are reported as of September 30, 2013 and Mineral Reserves as of December 31, 2013.
c.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2015.
d.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.
e.	Mineral Resources for Aljustrel's Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
f.	Mineral Resources for Keno Hill's Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek project as of October 15, 2014, Flame and Moth and Bermingham projects as of April 28, 2015, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.
g.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
h.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
i.	Mineral Resources and Mineral Reserves for gold at the Toroparu project are reported as of March 31, 2013 and Mineral Resources for silver are reported as of September 1, 2014.
j.	Mineral Resources for the Metates royalty are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.
7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Antamina mine - $2.96 per pound copper, $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
b.	Constancia mine - $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $13.50 per pound molybdenum.
c.	Cozamin mine - $42.00 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.
d.	Lagunas Norte and Veladero mines - $1,000 per ounce gold and $15.00 per ounce silver.
e.	Los Filos mine - $1,100 per ounce gold and $16.50 per ounce silver.
f.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
g.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
h.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc.
i.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.
j.	Peñasquito mine - $1,100 per ounce gold, $16.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
k.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.
m.	San Dimas mine – 2.50 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
n.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc.
o.	Sudbury mines - $1,250 per ounce gold, $18.50 per ounce silver, $9.07 per pound nickel, $2.95 per pound copper, $1,550 per ounce platinum, $875 per ounce palladium and $12.50 per pound cobalt.
p.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
q.	Yauliyacu mine - $17.20 per ounce silver, $2.83 per pound copper, $0.91 per pound lead and $1.02 per pound zinc.
r.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
s.	777 mine – $1,190 per ounce gold, $16.50 per ounce silver, $2.75 per pound copper and $1.16 per pound zinc.

SILVER WHEATON 2016 FIRST QUARTER REPORT [31]

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.
b.	Antamina mine - $2.96 per pound copper $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
c.	Constancia mine – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.
d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.
e.	Keno Hill mines:
i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Flame and Moth and Bermingham projects - $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.
iii.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
iv.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
v.	Elsa Tailings project – 50 grams per tonne silver cut-off.
f.	Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
g.	Los Filos mine - $1,300 per ounce gold and $19.00 per ounce silver.
h.	Metates royalty - 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
i.	Minto mine – 0.5% copper cut-off.
j.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
k.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.
l.	Peñasquito mine - $1,300 per ounce gold, $19.00 per ounce silver, $1.00 per pound lead and zinc.
m.	Salobo mine – 0.286% copper equivalent cut-off assuming $1,500 per ounce gold $3.67 per pound copper.
n.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
o.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc
p.	Sudbury mines - $1,250 per ounce gold, $18.50 per ounce silver, $9.07 per pound nickel, $2.95 per pound copper, $1,550 per ounce platinum, $875 per ounce palladium and $12.50 per pound cobalt.
q.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
r.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.
s.	Yauliyacu mine – $17.20 per ounce silver, $2.83 per pound copper and $0.91 per pound lead and $1.02 per pound zinc.
t.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
u.	777 mine – $1,190 per ounce gold, $16.50 per ounce silver, $2.75 per pound copper and $1.16 per pound zinc.
10.	The scientific and technical information in this document regarding the Peñasquito mine and the San Dimas mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:
a.	Peñasquito - Goldcorp annual information form filed on March 29, 2016; and
b.	San Dimas - Primero annual information form filed on March 30, 2016.
 The Company QP's have approved the disclosure of scientific and technical information in respect of the Peñasquito mine and the San Dimas mine in this document.
11.	The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of mine.
12.	The Company's attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin, and Antamina silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.
13.	The Antamina Silver Purchase Agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company's discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.
14.	On November 30, 2015, the Company amended its silver purchase agreement with Glencore in respect to the Yauliyacu mine. The term of the agreement which was set to expire in 2026, was extended to life of mine. Additionally, effective January 1, 2016, Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
15.	The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of mine and 100% of the payable gold until completion of the Constancia mine, after which the gold stream will reduce to 50%. The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.
16.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.
17.	Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp's (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.
18.	The Company has filed an updated technical report for the Salobo mine prepared by Amec Foster Wheeler on www.sedar.com.
19.	The Company's agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.
20.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

SILVER WHEATON 2016 FIRST QUARTER REPORT [32]

21.	Under the terms of the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to the Company have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.
22.	Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.
Statements made in this section contain forward-looking information. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 FIRST QUARTER REPORT [33]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•
payments by Silver Wheaton's wholly owned subsidiary, Silver Wheaton (Caymans) Ltd. to Panoro and its wholly owned subsidiary Cordillera Copper Ltd. in accordance with an early deposit precious metal purchase agreement for the Cotabambas project, including any acceleration of payments, estimated throughput of the Cotabambas project and exploration potential associated with the Cotabambas project;

•	the normal course issuer bid ("NCIB") and the number of shares that may be purchased under the NCIB;
•	projected increases to Silver Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo mine;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput at the Salobo mine;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•	the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and
•	assessments of the impact and resolution of various legal and tax matters.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	fluctuations in the price of commodities;
•	risks related to the mining operations from which Silver Wheaton purchases silver or gold (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
•	the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

SILVER WHEATON 2016 FIRST QUARTER REPORT [34]

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Silver Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Silver Wheaton (the "Common Shares") , including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;
•	equity price risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•	risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
•	risks related to environmental regulations and climate change;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•	other risks discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton's Form 40-F filed March 30, 2016 and Form 6-K filed March 16, 2016 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

SILVER WHEATON 2016 FIRST QUARTER REPORT [35]

  Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the Common Shares trading below their value from time to time;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•	any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.
•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton's Annual Information Form for the year ended December 31, 2015 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2016, available on SEDAR at www.sedar.com. Silver Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

SILVER WHEATON 2016 FIRST QUARTER REPORT [36]

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in Silver Wheaton's Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2016 FIRST QUARTER REPORT [37]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2016	2015
Sales	5	$187,511	$130,504
Cost of sales
Cost of sales, excluding depletion		$56,636	$34,464
Depletion		71,344	32,045
Total cost of sales		$127,980	$66,509
Gross margin		$59,531	$63,995
Expenses and other income
General and administrative [1]	6	$10,844	$8,170
Interest expense	13	6,932	1,500
Other expense	7	1,160	1,924
		$18,936	$11,594
Earnings before income taxes		$40,595	$52,401
Income tax recovery (expense)	19	384	(2,982)
Net earnings		$40,979	$49,419

Basic earnings per share		$0.10	$0.13
Diluted earnings per share		$0.10	$0.13
Weighted average number of shares outstanding
Basic	17	402,952	370,844
Diluted	17	403,125	371,115
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$1,397	$1,922

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2016 FIRST QUARTER REPORT [38]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2016	2015
Net earnings		$40,979	$49,419
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
Gain (loss) on long-term investments - common shares held	9	16,872	(7,716)
Total comprehensive income		$57,851	$41,703

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Balance Sheets

	Note	March 31	December 31
(US dollars in thousands - unaudited)		2016	2015
Assets
Current assets
Cash and cash equivalents		$86,776	$103,297
Accounts receivable	8	1,648	1,124
Other		1,878	1,455
Total current assets		$90,302	$105,876
Non-current assets
Silver and gold interests	10	$5,398,111	$5,469,412
Early deposit - silver and gold interest	11	15,725	15,725
Royalty interest	12	9,107	9,107
Long-term investments	9	36,648	19,776
Other	13.1	13,251	12,315
Total non-current assets		$5,472,842	$5,526,335
Total assets		$5,563,144	$5,632,211
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$8,248	$10,664
Dividends payable	14.2	20,088	-
Current portion of performance share units	16.1	5,924	1,904
Total current liabilities		$34,260	$12,568
Non-current liabilities
Bank debt	13	$1,371,000	$1,466,000
Deferred income taxes	19	187	176
Performance share units	16.1	1,310	2,732
Total non-current liabilities		$1,372,497	$1,468,908
Total liabilities		$1,406,757	$1,481,476
Shareholders' equity
Issued capital	14	$2,799,548	$2,815,569
Reserves	15	(5,306)	(23,197)
Retained earnings		1,362,145	1,358,363
Total shareholders' equity		$4,156,387	$4,150,735
Total liabilities and shareholders' equity		$5,563,144	$5,632,211
Commitments and contingencies	13, 20

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2016	2015
Operating activities
Net earnings		$40,979	$49,419
Adjustments for
Depreciation and depletion		71,575	32,142
Amortization of credit facility origination fees:
Interest expense		257	113
Amortization of credit facility origination fees - undrawn facilities	7	107	248
Write off of credit facility origination fees upon repayment of NRT Loan	7	-	1,315
Interest expense		6,675	1,387
Equity settled stock based compensation		1,397	1,922
Performance share units	16.1	2,321	782
Deferred income tax (recovery) expense	19	(371)	2,936
Investment income recognized in net earnings		(31)	(132)
Other		30	(38)
Change in non-cash working capital	18	(3,091)	150
Cash generated from operations		$119,848	$90,244
Interest paid - expensed		(6,119)	(1,188)
Interest received		25	75
Cash generated from operating activities		$113,754	$89,131
Financing activities
Bank debt repaid	13	$(95,000)	$(1,000,000)
Bank debt drawn	13	-	800,000
Credit facility origination fees	13	(1,300)	(4,112)
Shares issued	14	-	800,000
Share issue costs		-	(30,344)
Redemption of share capital		(33,126)	-
Share purchase options exercised		-	2,887
Cash (applied to) generated from financing activities		$(129,426)	$568,431
Investing activities
Silver and gold interests	10	$(273)	$(900,003)
Interest paid - capitalized to silver interests		(615)	(1,824)
Silver and gold interests - early deposit	11	(1)	(13)
Proceeds on disposal of silver interest	10	-	25,000
Dividend income received		6	57
Other		(47)	(612)
Cash applied to investing activities		$(930)	$(877,395)
Effect of exchange rate changes on cash and cash equivalents		$81	$(257)
Decrease in cash and cash equivalents		$(16,521)	$(220,090)
Cash and cash equivalents, beginning of period		103,297	308,098
Cash and cash equivalents, end of period		$86,776	$88,008

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2016 FIRST QUARTER REPORT [41]

Condensed Interim Consolidated Statements of Shareholders' Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2015	364,778	$2,037,923	$53,717	$24,214	$3,307	$(110,079)	$(28,841)	$1,619,654	$3,628,736
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$49,419	$49,419
OCI [1]		-	-	-	-	(7,716)	(7,716)	-	(7,716)
Total comprehensive income		$-	$-	$-	$-	$(7,716)	$(7,716)	$49,419	$41,703
Fair value of SBC [1]		$-	$-	$1,687	$235	$-	$1,922	$-	$1,922
Shares issued	38,930	800,000	-	-	-	-	-	-	800,000
Share issue costs		(31,299)	-	-	-	-	-	-	(31,299)
DIT [1] recovery		3,745	-	-	-	-	-	-	3,745
Options [1] exercised	229	4,127	-	(1,240)	-	-	(1,240)	-	2,887
RSUs [1] released	32	842	-	-	(842)	-	(842)	-	-
Dividends (Note 14.2)		-	-	-	-	-	-	(20,198)	(20,198)
At March 31, 2015	403,969	$2,815,338	$53,717	$24,661	$2,700	$(117,795)	$(36,717)	$1,648,875	$4,427,496
Total comprehensive income
Net loss		$-	$-	$-	$-	$-	$-	$(211,461)	$(211,461)
OCI [1]		-	-	-	-	(5,369)	(5,369)	-	(5,369)
Total comprehensive income		$-	$-	$-	$-	$(5,369)	$(5,369)	$(211,461)	$(216,830)
Fair value of SBC [1]		$-	$-	$3,625	$613	$-	$4,238	$-	$4,238
Share issue costs		(77)	-	-	-	-	-	-	(77)
DIT [1] expense		(6,577)	-	-	-	-	-	-	(6,577)
Shares cancelled (Note 14.1)	(777)	(5,331)	-	-	-	-	-	(3,789)	(9,120)
DRIP [1]	847	12,216	-	-	-	-	-	-	12,216
Dividends		-	-	-	-	-	-	(60,611)	(60,611)
Realized loss on disposal of LTI's [1]		-	-	-	-	14,651	14,651	(14,651)	-
At December 31, 2015	404,039	$2,815,569	$53,717	$28,286	$3,313	$(108,513)	$(23,197)	$1,358,363	$4,150,735
Net earnings		$-	$-	$-	$-	$-	$-	$40,979	$40,979
OCI [1]		-	-	-	-	16,872	16,872	-	16,872
Total comprehensive income (loss)		$-	$-	$-	$-	$16,872	$16,872	$40,979	$57,851
Shares cancelled (Note 14.1)	(2,295)	$(16,017)	$-	$-	$-	$-	$-	$(17,109)	$(33,126)
DIT [1] expense		(382)	-	-	-	-	-	-	(382)
Fair value of SBC [1]		-	-	1,197	200	-	1,397	-	1,397
RSUs [1] released	19	378	-	-	(378)	-	(378)	-	-
Dividends (Note 14.2)		-	-	-	-	-	-	(20,088)	(20,088)
At March 31, 2016	401,763	$2,799,548	$53,717	$29,483	$3,135	$(91,641)	$(5,306)	$1,362,145	$4,156,387

1)	Definitions as follows: "OCI" = Other Comprehensive Income (Loss); "SBC" = Equity Settled Stock Based Compensation; "Options" = Share Purchase Options; "RSUs" = Restricted Share Units; "DRIP" = Dividend Reinvestment Plan; "DIT" = Deferred Income Taxes; "LTI's" = Long-Term Investments.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2016 FIRST QUARTER REPORT [42]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is a mining company which generates its revenue primarily from the sale of silver and gold.  Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3.  The Company trades on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol SLW.

The Company had entered into 19 long-term purchase agreements and two early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements"), relating to 30 different mining assets (22 of which are currently operating and 8 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.   During the three months ended March 31, 2016, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.14 and $389, respectively.  The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2016 were authorized for issue as of May 6, 2016 in accordance with a resolution of the Board of Directors.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States ("US") dollars, which is the Company's functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000's) unless otherwise noted.  References to "Cdn$" refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34").  The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards ("IFRS") as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2015 and were consistently applied to all the periods presented unless otherwise stated below.  These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company's accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2016 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

2.2.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•	IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9"). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

SILVER WHEATON 2016 FIRST QUARTER REPORT [43]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

•	IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:

•	IFRS 16 – Leases: In January 2016 the IASB and FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company's condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $5.4 billion at March 31, 2016.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any.  The Company estimates the reserves, resources and exploration potential relating to each agreement.  Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements.  Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements.  Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program.  The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to silver and gold produced from such mines.  The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator.  Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's silver and gold interests and depletion charges.

SILVER WHEATON 2016 FIRST QUARTER REPORT [44]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

3.2.	Depletion

The Company's silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.  To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

The Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists.  If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

The price of silver and gold has been depressed for the past several months, and if these prices were to remain at these low levels for an extended period of time or decline further, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing.  A significant decrease in long-term metal price assumptions may be an indication of potential impairment.  Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs").  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 15.2, 15.3, and 16.1, respectively.

3.5.	Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including a dispute with the Canada Revenue Agency ("CRA") in respect of the Company's international transactions covering the 2005 to 2010 taxation years and an audit of the 2011 to 2013 taxation years, respectively.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations.  In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.   Refer to Note 20 for more information.

Critical Accounting Judgments

3.6.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities' revenues are denominated in US dollars;
•	The entities' cash cost of sales are denominated in US dollars;
•	The majority of the entities' cash is held in US dollars; and
•	The Company generally seeks to raise capital in US dollars.

SILVER WHEATON 2016 FIRST QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.7.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence.  Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.  Refer to Note 20 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold.  The estimates and assumptions are consistent with those used in testing asset impairment of precious metal purchase agreements.  The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast.  The Company reassesses its deferred income tax assets at the end of each reporting period.

4.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	March 31, 2016
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$(179)	$-	$(179)	$-
Long-term investments - common shares held	36,648	36,648	-	-
	$36,469	$36,648	$(179)	$-

SILVER WHEATON 2016 FIRST QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

	December 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$815	$-	$815	$-
Long-term investments - common shares held	19,776	19,776	-	-
	$20,591	$19,776	$815	$-

The Company's trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 5).  As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

The Company's long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

Cash and cash equivalents are reported at amortized cost.  Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company's bank debt (Note 13) is reported at amortized cost using the effective interest method.  The carrying value of the bank debt approximates its fair value.

5.	Revenue

	Three Months Ended March 31
(in thousands)	2016		2015
Sales
Silver
Silver credit sales	$89,166	47%	$76,749	59%
Concentrate sales	21,681	12%	19,263	15%
	$110,847	59%	$96,012	74%
Gold
Gold credit sales	$65,601	35%	$29,707	23%
Concentrate sales	11,063	6%	4,785	3%
	$76,664	41%	$34,492	26%
Total sales revenue	$187,511	100%	$130,504	100%

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at March 31, 2016 or March 31, 2015.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

SILVER WHEATON 2016 FIRST QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

6.	General and Administrative

		Three Months Ended March 31
(in thousands)	Note	2016	2015
Salaries and benefits
Salaries and benefits, excluding PSUs		$2,936	$2,968
PSUs	16.1	2,321	886
Total salaries and benefits		$5,257	$3,854
Depreciation		231	96
Charitable donations		687	646
Other		3,272	1,652
Cash settled general and administrative		$9,447	$6,248
Equity settled stock based compensation (a non-cash expense)		1,397	1,922
Total general and administrative		$10,844	$8,170

SILVER WHEATON 2016 FIRST QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

7.	Other Expense (Income)

		Three Months Ended March 31
(in thousands)	Note	2016	2015
Dividend income		$(6)	$(57)
Interest income		(25)	(75)
Stand-by fees	13	424	787
Foreign exchange loss (gain)		536	(373)
Amortization of credit facility origination fees - undrawn facilities	13	107	248
Write off of credit facility origination fees upon the repayment of the NRT Loan	13	-	1,315
Other		124	79
Total other expense (income)		$1,160	$1,924

Write Off of Debt Issue Costs upon the Repayment of the NRT Loan

On February 27, 2015, the Company repaid its non-revolving term loan and, as a result, expensed the remaining unamortized credit facility origination fees of $1 million on that date.

8.	Accounts Receivable

		March 31	December 31
(in thousands)	Note	2016	2015
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$1,339	$815
Other accounts receivables		309	309
Total accounts receivable		$1,648	$1,124

9.	Long-Term Investments

	Mar 31, 2016	Three Months Ended Mar 31, 2016	Dec 31, 2015
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI	Fair Value
Bear Creek	$ 13,295	$ 7,737	$ 5,558
Other	23,353	9,135	14,218
Total common shares held	$ 36,648	$ 16,872	$ 19,776

SILVER WHEATON 2016 FIRST QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

	Mar 31, 2015	Three Months Ended Mar 31, 2015
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI
Bear Creek	$ 12,236	$ (4,000)
Revett	2,459	(1,414)
Other	10,462	(2,302)
Total common shares held	$ 25,157	$ (7,716)

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income ("OCI").  The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

10.	Silver and Gold Interests

Three Months Ended March 31, 2016
Cost				Accumulated Depletion & Impairment			Carrying Amount Mar 31, 2016
(in thousands)	Balance Jan 1, 2016	Additions	Balance Mar 31, 2016	Balance Jan 1, 2016	Depletion	Balance Mar 31, 2016
Silver interests
San Dimas	$190,331	$-	$190,331	$(43,776)	$(1,488)	$(45,264)	$145,067
Yauliyacu	279,463	-	279,463	(114,181)	(3,487)	(117,668)	161,795
Peñasquito	524,626	-	524,626	(93,779)	(2,896)	(96,675)	427,951
Antamina	900,289	43	900,332	(13,308)	(18,676)	(31,984)	868,348
Other [1]	1,353,216	-	1,353,216	(396,215)	(12,117)	(408,332)	944,884
	$3,247,925	$43	$3,247,968	$(661,259)	$(38,664)	$(699,923)	$2,548,045
Gold interests
Sudbury [2]	$623,864	$-	$623,864	$(117,614)	$(7,089)	$(124,703)	$499,161
Salobo	2,230,368	-	2,230,368	(73,611)	(14,969)	(88,580)	2,141,788
Other [3]	538,290	-	538,290	(318,551)	(10,622)	(329,173)	209,117
	$3,392,522	$-	$3,392,522	$(509,776)	$(32,680)	$(542,456)	$2,850,066
	$6,640,447	$43	$6,640,490	$(1,171,035)	$(71,344)	$(1,242,379)	$5,398,111

1)	Comprised of the Los Filos, Zinkgruvan, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, 777 and Constancia silver interests.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont, 777 and Constancia gold interests.

SILVER WHEATON 2016 FIRST QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

	Year Ended December 31, 2015
	Cost			Accumulated Depletion & Impairment			Carrying Amount Dec 31, 2015
(in thousands)	Balance Jan 1, 2015	Additions (Reductions)	Balance Dec 31, 2015	Balance Jan 1, 2015	Depletion & Impairment	Balance Dec 31, 2015
Silver interests
San Dimas	$190,331	$-	$190,331	$(37,380)	$(6,396)	$(43,776)	$146,555
Yauliyacu [1]	285,292	(5,829)	279,463	(97,814)	(16,367)	(114,181)	165,282
Peñasquito	524,626	-	524,626	(73,481)	(20,298)	(93,779)	430,847
Antamina	-	900,289	900,289	-	(13,308)	(13,308)	886,981
Other [2]	1,343,083	10,133	1,353,216	(178,008)	(218,207)	(396,215)	957,001
	$2,343,332	$904,593	$3,247,925	$(386,683)	$(274,576)	$(661,259)	$2,586,666
Gold interests
Sudbury [3]	$623,864	$-	$623,864	$(40,002)	$(77,612)	$(117,614)	$506,250
Salobo	1,330,311	900,057	2,230,368	(28,109)	(45,502)	(73,611)	2,156,757
Other [4]	538,290	-	538,290	(132,738)	(185,813)	(318,551)	219,739
	$2,492,465	$900,057	$3,392,522	$(200,849)	$(308,927)	$(509,776)	$2,882,746
	$4,835,797	$1,804,650	$6,640,447	$(587,532)	$(583,503)	$(1,171,035)	$5,469,412

1)	On November 30, 2015, the Company amended its silver purchase agreement with Glencore. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Glencore will deliver a per annum amount to Silver Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess. In conjunction with this amendment, Glencore agreed to waive amounts totaling $6 million which were due under the original agreement. The Company has treated this waiver as a reduction to the cost base of the silver interest.
2)	Comprised of the Los Filos, Zinkgruvan, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, 777 and Constancia silver interests.
3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Minto, Rosemont, 777 and Constancia gold interests.

SILVER WHEATON 2016 FIRST QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2016			December 31, 2015
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$39,515	$105,552	$145,067	$19,443	$127,112	$146,555
Yauliyacu	34,861	126,934	161,795	17,814	147,468	165,282
Peñasquito	292,421	135,530	427,951	251,133	179,714	430,847
Antamina	483,771	384,577	868,348	502,115	384,866	886,981
Other [1]	361,787	583,097	944,884	372,912	584,089	957,001
	$1,212,355	$1,335,690	$2,548,045	$1,163,417	$1,423,249	$2,586,666
Gold interests
Sudbury [2]	$391,463	$107,698	$499,161	$366,480	$139,770	$506,250
Salobo	1,758,812	382,976	2,141,788	1,765,166	391,591	2,156,757
Other [3]	201,138	7,979	209,117	205,007	14,732	219,739
	$2,351,413	$498,653	$2,850,066	$2,336,653	$546,093	$2,882,746
	$3,563,768	$1,834,343	$5,398,111	$3,500,070	$1,969,342	$5,469,412

1)	Comprised of the Los Filos, Zinkgruvan, Stratoni, Keno Hill, Cozamin Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, 777 and Constancia silver interests.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont, 777 and Constancia gold interests.

11.	Early Deposit – Silver and Gold Interests

The Company has entered into two early deposit precious metal purchase agreements relative to early stage development projects whereby Silver Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies.  Once Silver Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

Toroparu

On November 11, 2013, the Company entered into an agreement (amended on April 22, 2015) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of silver and gold equal to 50% of the silver production and 10% of the gold production from its Toroparu project ("Toroparu"), located in the Republic of Guyana, South America, for life of mine (the "Toroparu Early Deposit Agreement").  Under the Toroparu Early Deposit Agreement, Silver Wheaton agreed to pay Sandspring a total upfront cash consideration of $154 million, of which $16 million has been paid to date, with the additional $138 million payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Following the delivery of certain feasibility documentation or after December 31, 2016 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

SILVER WHEATON 2016 FIRST QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

Cotabambas

On March 21, 2016, the Company announced that it had entered into the Cotabambas Early Deposit Agreement to acquire from Panoro Minerals Ltd. ("Panoro") an amount of silver and gold equal to 100% of the silver production and 25% of the gold production from its Cotabambas project located in Peru until 90 million silver equivalent ounces attributable to the Company have been produced, at which point the stream will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.  Under the terms of the agreement, Silver Wheaton will pay a total upfront cash consideration of $140 million, of which $14 million is payable on an installment basis spread out over a period of up to nine years (subject to certain conditions), with the remainder to be payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.  In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year after the completion test is satisfied) or the prevailing market price per ounce of silver and gold delivered.

Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for the Company.

12.	Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine.  Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

13.	Credit Facilities

13.1.	Bank Debt

March 31, 2016
(in thousands)	RevolvingFacility
Current portion	$-
Long-term portion	1,371,000
Gross bank debt outstanding [1]	$1,371,000
Three months ended March 31, 2016:
Interest capitalized during the period	$-
Interest expensed during the period	6,932
Total interest incurred during the period	$6,932
Effective interest rate	1.94%

1)	There is $7 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

SILVER WHEATON 2016 FIRST QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

	December 31, 2015
(in thousands)	NRT Loan[1]	Revolving Facility	Total
Current portion	$-	$-	$-
Long-term portion	-	1,466,000	1,466,000
Gross bank debt outstanding [2]	$-	$1,466,000	$1,466,000
Three months ended March 31, 2015:
Interest capitalized during the period	$1,533	$1,019	$2,552
Interest expensed during the period	1,332	168	1,500
Total interest incurred during the period	$2,865	$1,187	$4,052
Effective interest rate	1.72%	1.98%	1.80%

1)	The NRT Loan was fully repaid on February 27, 2015.
2)	There was $6 million unamortized debt issue costs at December 31, 2015 associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

The Company's Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1.  Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants.

On March 18, 2016, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2021.

At the Company's option, amounts drawn under the amended Revolving Facility incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia's Base Rate plus 0.20% to 1.20%.   Undrawn amounts under the amended Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company's leverage ratio.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

The Company's bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

13.2.	Letter of Guarantee

As more fully disclosed in Note 20, on March 15, 2016, the Company entered into a Letter of Guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of Cdn$192 million.  The Letter of Guarantee, which renews annually and has no set expiration date, carries an annual fee of 100 basis points.

14.	Issued Capital

	Note	March 31	December 31
(US dollars in thousands)		2016	2015
Issued capital
Share capital issued and outstanding: 401,762,786 common shares (December 31, 2015: 404,039,065 common shares)	14.1	$2,799,548	$2,815,569

SILVER WHEATON 2016 FIRST QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

14.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at March 31, 2016, the Company had no preference shares outstanding.

The Company has received TSX approval to purchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the previously announced normal course issuer bid ("NCIB").  Purchases under the Plan were made by Silver Wheaton's broker based on the parameters prescribed by the TSX and the NYSE, applicable Canadian securities laws and the terms of the parties' written agreement. Under the Plan, the broker was authorized to purchase Common Shares under the NCIB when Silver Wheaton would ordinarily not be permitted.  The Plan commenced on January 27, 2016 and expired on March 30, 2016 upon the Company's announcement that it had entered a bought-deal equity financing (please see Note 22 for further information).

A continuity schedule of the Company's issued and outstanding common shares from January 1, 2015 to March 31, 2016 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2015	364,777,928
Shares issued [1]	38,930,000	US$20.55
Share purchase options exercised [2]	229,000	Cdn$15.89
Restricted share units released [2]	32,287	$0.00
At March 31, 2015	403,969,215
Shares cancelled 3, [4]	(777,214)	US$6.86
Dividend reinvestment plan [5]	847,064	US$14.42
At December 31, 2015	404,039,065
Shares cancelled [4]	(2,295,665)	US$6.98
Restricted share units released [2]	19,386	$0.00
At March 31, 2016	401,762,786

1)	In connection with the amended Salobo precious metal purchase agreement, the Company raised gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.
2)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
3)	Includes 764,789 common shares purchased and cancelled in accordance with the NCIB in addition to 12,425 common shares which were cancelled in accordance with the terms of the May 21, 2009 acquisition of Silverstone Resources Corp.
4)	The weighted average price of shares cancelled represents the weighted average price of the Company's common shares when originally issued.
5)	The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

14.2.	Dividends Declared

During the three months ended March 31, 2016, the Company declared dividends to its shareholders in the amount of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2016.  For the comparable period in 2015, the Company declared dividends to its shareholders in the amount of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2015.

As at March 31, 2016, cumulative dividends of $542 million have been declared by the Company.

SILVER WHEATON 2016 FIRST QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

15.	Reserves

	Note	March 31	December 31
(in thousands)		2016	2015
Reserves
Share purchase warrants	15.1	$53,717	$53,717
Share purchase options	15.2	29,483	28,286
Restricted share units	15.3	3,135	3,313
Long-term investment revaluation reserve, net of tax	15.4	(91,641)	(108,513)
Total reserves		$(5,306)	$(23,197)

15.1.	Share Purchase Warrants

A continuity schedule of the Company's share purchase warrants ("warrants") from January 1, 2015 to March 31, 2016 is presented below:
	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At December 31, 2015 and March 31, 2016	10,000,000	$65.00	1.00	$53,717

In connection with the Company's acquisition of the Sudbury gold interest, on February 28, 2013, the Company issued to Vale warrants to purchase 10 million common shares of Silver Wheaton at an exercise price of $65 per warrant.  The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company's common shares.

15.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company's Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company's Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

SILVER WHEATON 2016 FIRST QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

	Three Months Ended March 31
	2016	2015
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$23.26	Cdn$25.48
Expected dividend yield	1.15%	1.06%
Expected volatility	35%	35%
Risk-free interest rate	0.63%	0.44%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$4.78	Cdn$5.23

A continuity schedule of the Company's share purchase options reserve from January 1, 2015 to March 31, 2016 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2015	$ 24,214
Recognition of fair value of share purchase options issued	1,687
Share purchase options exercised	(1,240)
At March 31, 2015	$ 24,661
Recognition of fair value of share purchase options issued	3,625
At December 31, 2015	$ 28,286
Recognition of fair value of share purchase options issued	1,197
At March 31, 2016	$ 29,483

During the three months ended March 31, 2016, the Company issued 1,151,900 share purchase options with a weighted average exercise price of Cdn$23.26 per option and a fair value of $4 million or Cdn$4.78 per option.  For the comparable period in 2015, the Company issued 1,012,700 share purchase options with a weighted average exercise price of Cdn$25.48 per option and a fair value of $4 million or Cdn$5.23 per option.

Equity settled stock based compensation expense during the three months ended March 31, 2016 included the recognition of $1 million of the fair value of the share purchase options issued, compared to $2 million during the comparable period in 2015.

At March 31, 2016, there were 5,235,400 share purchase options outstanding with a weighted average exercise price of Cdn$26.32 per option.  For the comparable period in 2015, there were 4,285,300 share purchase options outstanding with a weighted average exercise price of Cdn$28.34 per option.

SILVER WHEATON 2016 FIRST QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

A continuity schedule of the Company's outstanding share purchase options from January 1, 2015 to March 31, 2016 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2015	3,501,600	Cdn$28.93
Granted (fair value - $4.2 million or Cdn$5.23 per option)	1,012,700	25.48
Exercised	(229,000)	15.89
At March 31, 2015 and December 31, 2015	4,285,300	Cdn$28.34
Granted (fair value - $4.2 million or Cdn$4.78 per option)	1,151,900	23.26
Forfeited	(201,800)	41.58
At March 31, 2016	5,235,400	Cdn$26.32

There were no share purchase options exercised during the three months ended March 31, 2016.  During the three months ended March 31, 2015, the weighted average share price at the time of exercise was Cdn$24.61 per share.

15.3.	Restricted Share Units ("RSUs")

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company's common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company's common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company's restricted share units reserve from January 1, 2015 to March 31, 2016 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2015	$ 3,307
Recognition of fair value of RSUs issued	235
Restricted share units released	(842)
At March 31, 2015	$ 2,700
Recognition of fair value of RSUs issued	613
At December 31, 2015	$ 3,313
Recognition of fair value of RSUs issued	200
Restricted share units released	(378)
At March 31, 2016	$ 3,135

During the three months ended March 31, 2016, the Company issued 38,000 RSUs with a fair value of $1 million or Cdn$23.26 per RSU.  For the same period in 2015, the Company issued 38,000 RSUs with a fair value of $1 million or Cdn$25.48 per RSU.

As of March 31, 2016, there were 188,931 RSUs outstanding. For the comparable period in 2015, there were 170,317 RSUs outstanding.

SILVER WHEATON 2016 FIRST QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

15.4.	Long-Term Investment Revaluation Reserve

The Company's long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments (2009), the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

A continuity schedule of the Company's long-term investment revaluation reserve from January 1, 2015 to March 31, 2016 is presented below:

	Change in Fair Value Due To:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2015	$(128,728)	$ 18,649	$ -	$(110,079)
Unrealized loss on LTIs [1]	(5,369)	(2,347)	-	(7,716)
At March 31, 2015	$(134,097)	$ 16,302	$ -	$(117,795)
Unrealized loss on LTIs [1]	(4,098)	(1,271)	-	(5,369)
Reallocate reserve to retained earnings upon disposal of LTIs [1]	16,783	(2,132)	-	14,651
At December 31, 2015	$(121,412)	$ 12,899	$ -	$(108,513)
Unrealized gain on LTIs [1]	14,791	2,081	-	16,872
At March 31, 2016	$(106,621)	$ 14,980	$ -	$ (91,641)

1)	LTIs refers to long-term investments in common shares held.

16.	Stock Based Compensation

The Company's stock based compensation consists of share purchase options (Note 15.2), restricted share units (Note 15.3) and performance share units (Note 16.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder's equity section of the Company's balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

16.1.	Performance Share Units ("PSUs")

The Company has established a Performance Share Unit Plan ("the PSU plan") whereby PSUs will be issued to eligible employees as determined by the Company's Board of Directors or the Company's Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company's total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company's common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

SILVER WHEATON 2016 FIRST QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

During the three months ended March 31, 2016, the Company issued 232,000 PSUs as compared to 216,200 PSUs during the comparable period of the previous year.

General and administrative expense during the three months ended March 31, 2016 included a $2 million accrual related to the anticipated fair value of the PSUs issued using a performance factor of 100%, compared to a $1 million accrual during the comparable period in 2015 using a performance factor ranging from 100% to 135%.

A continuity schedule of the Company's outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2015 to March 31, 2016 is presented below:

Number of PSUs Outstanding
At January 1, 2015	511,951
Granted	216,200
Paid	(5,207)
At March 31, 2015	722,944
Dividend equivalent participation	8,556
Paid	(68,204)
At December 31, 2015	663,296
Granted	232,000
At March 31, 2016	895,296

17.	Earnings per Share ("EPS") and Diluted Earnings per Share ("Diluted EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2016	2015
Basic weighted average number of shares outstanding	402,952	370,844
Effect of dilutive securities
Share purchase options	-	105
Restricted share units	173	166
Diluted weighted average number of shares outstanding	403,125	371,115

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$19.70, compared to Cdn$26.44 for the comparable period in 2015.

SILVER WHEATON 2016 FIRST QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

	Three Months Ended March 31
(in thousands)	2016	2015
Share purchase options	5,235	2,292
Share purchase warrants	10,000	10,000
Total	15,235	12,292

18.	Supplemental Cash Flow Information

	Three Months Ended March 31
(in thousands)	2016	2015
Change in non-cash working capital
Accounts receivable	$(525)	$1,653
Accounts payable and accrued liabilities	(2,144)	(1,516)
Other	(422)	13
Total change in non-cash working capital	$(3,091)	$150

19.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2016	2015
Current income tax (recovery) expense related to foreign jurisdictions	$(13)	$46
Deferred income tax (recovery) expense related to:
Origination and reversal of temporary differences	$775	$(317)
Write down (reversal of write down) of previously recognized temporary differences	(1,146)	3,253
Total deferred income tax (recovery) expense	$(371)	$2,936
Income tax (recovery) expense recognized in net earnings	$(384)	$2,982

SILVER WHEATON 2016 FIRST QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended March 31
(in thousands)	2016	2015
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$-	$(3,745)
Write down of previously recognized temporary differences	382	-
Deferred income tax expense (recovery) recognized in equity	$382	$(3,745)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31
(in thousands)	2016	2015
Earnings before income taxes	$40,595	$52,401
Canadian federal and provincial income tax rates	26.00%	26.00%
Income tax expense based on above rates	$10,555	$13,624
Non-deductible stock based compensation and other	538	614
Differences in tax rates in foreign jurisdictions	(12,693)	(15,472)
Current period unrecognized temporary differences	2,362	963
Write down (reversal of write down) of previously recognized temporary differences	(1,146)	3,253
Income tax (recovery) expense	$(384)	$2,982

The majority of the Company's income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary Silver Wheaton (Caymans) Ltd., which operates in the Cayman Islands and is not subject to income tax.  Refer to Note 20 for more information.

SILVER WHEATON 2016 FIRST QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

The recognized deferred income tax assets and liabilities are offset on the balance sheet.  The movement in deferred income tax assets and liabilities for the three months ended March 31, 2016 and the year ended December 31, 2015 is shown below:

	Three Months Ended March 31, 2016
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$3,486	$204	$27	$3,717
Financing fees	979	(121)	(409)	449
Other	276	49	-	325
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	(84)
Silver and gold interests	(4,657)	250	-	(4,407)
Other	(176)	(11)	-	(187)
Total	$(176)	$371	$(382)	$(187)

	Year Ended December 31, 2015
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$14,069	$(7,025)	$(3,558)	$3,486
Financing fees	1,422	(1,168)	725	979
Other	2,111	(1,835)	-	276
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	(84)
Silver and gold interests	(18,348)	13,691	-	(4,657)
Other	(112)	(64)	-	(176)
Total	$(942)	$3,599	$(2,833)	$(176)

Deferred income tax assets in Canada not recognized are shown below:

	March 31	December 31
	2016	2015
Non-capital losses	$17,700	$16,020
Financing fees	6,548	6,618
Silver and gold interests	57,392	57,925
Other	2,356	1,835
Capital losses	11,033	11,033
Unrealized losses on long-term investments	12,550	14,744
Total	$107,579	$108,175

SILVER WHEATON 2016 FIRST QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

20.	Commitments and Contingencies

Silver and Gold Interests

The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% [3]	0%	$4.24	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% [4]	0%	$8.74 [5]	n/a	Life of Mine	23-Mar-06
Peñasquito	25%	0%	$4.09	n/a	Life of Mine	24-Jul-07
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Other
Los Filos	100%	0%	$4.26	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.27	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.18 [6]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [7]	$4.10	$315	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.28	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.14	n/a	50 years	5-Jun-07
Aljustrel	100% [8]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 [9]	n/a	Life of Mine	2-Oct-08
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years [10]	8-Sep-09
Veladero	100% [11]	0%	$3.90	n/a	8.5 years	8-Sep-09
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a [12]
777	100%	100%/50% [13]	$5.96 [14]	$404 [14]	Life of Mine	8-Aug-12
Constancia	100%	50% [15]	$5.90 [14]	$400 [14]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [16]	25% [16]	$5.90	$450	Life of Mine	21-Mar-16

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.24 per ounce, subject to an annual inflationary factor.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	Silver Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
5)	Should the market price of silver exceed $20 per ounce, in addition to the $8.74 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce.
6)	In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.
7)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
8)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
9)	In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2016 at Alexco's option.
10)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
11)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
12)	Terms of the agreement not yet finalized.
13)	The Company's share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay's Constancia mine, after which it will be reduced to 50% for the remainder of the mine life.
14)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
15)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
16)	Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

SILVER WHEATON 2016 FIRST QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2016	2017 - 2019	2020 - 2021	After 2021	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$1,371,000	$-	$1,371,000	$-	$1,371,000
Interest [2]	30,172	97,328	5,926	-	133,426	-	133,426
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	2,000	4,500	3,000	4,500	14,000	126,000	140,000
Operating leases	933	3,781	1,981	2,864	9,559	-	9,559
Total contractual obligations	$33,105	$105,609	$1,381,907	$7,364	$1,527,985	$527,550	$2,055,535

1)	At March 31, 2016, the Company had $1.4 billion drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Toroparu Feasibility Documentation"), or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Toroparu Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

SILVER WHEATON 2016 FIRST QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million.  Once certain conditions have been met, the Company will advance $14 million to Panoro, spread over up to nine years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for the Company.

Other

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations.  In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Canada Revenue Agency Dispute and Audit of International Transactions

On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the Canada Revenue Agency (the "CRA") totaling Cdn$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.

On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada.  Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Rather than making this deposit in cash, on March 15, 2016, Silver Wheaton posted security in the form of a letter of guarantee in the amount of Cdn$192 million, which includes interest accrued to-date plus estimated interest for the following year.  The timing for the court process is uncertain.

The CRA has also commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2013 taxation years in connection with this audit.

SILVER WHEATON 2016 FIRST QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable	Payments Made/Pending	Timing
2005-2010 Taxation Years
Transfer pricing provisions of the Act should apply such that Silver Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton's foreign subsidiaries.
CRA has reassessed Silver Wheaton and is seeking to increase Silver Wheaton's income subject to tax in Canada by Cdn$715 million.
CRA has reassessed Silver Wheaton and is seeking to impose income tax of Cdn$201 million. (In addition, transfer pricing penalties of Cdn$72 million and interest (calculated to September 24, 2015) and other penalties of Cdn$81 million have been assessed for total of Cdn$353 million) (1)
				Silver Wheaton has posted security in the form of a letter of guarantee in the amount of Cdn$192 million which includes interest accrued to-date plus estimated interest for the following year.(1)	An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA Audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $1.2 billion. (2)	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $310 million.(2), (3)	N/A	Time to complete CRA audit unknown.
2014-2015 Taxation Years	Remain open to audit by CRA.	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $410 million. (2)	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $106 million. (2), (3)	N/A	N/A

1)	Estimates of interest given as of the date stated. Interest accrues until payment date.
2)	For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.
3)	This amount does not include potential interest and penalties to the extent may be applicable.

SILVER WHEATON 2016 FIRST QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  Specifically, the Amended Complaint focuses on the CRA's notices of reassessment to us relating to the Company's 2005-2010 taxation years. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

On January 29, 2016, the Defendants filed a motion to dismiss.  A hearing date has been set for June 2016 for the motion to dismiss.

The Company believes the allegations are without merit and intends to vigorously defend against this matter.  No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

SILVER WHEATON 2016 FIRST QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

21.	Segmented Information

Operating Segments

The Company's reportable operating segments, which are the components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's CEO, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2016
Sales		Cost of Sales	Depletion	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$19,972	$5,703	$1,488	$12,781	$-	$12,781	$14,269	$145,067
Yauliyacu	9,037	3,245	3,487	2,305	-	2,305	5,792	161,795
Peñasquito	13,632	3,881	2,896	6,855	-	6,855	9,751	427,951
Antamina	27,194	5,591	18,676	2,927	-	2,927	21,603	868,348
Other [1]	41,012	12,832	12,117	16,063	-	16,063	27,743	944,884
	$110,847	$31,252	$38,664	$40,931	$-	$40,931	$79,158	$2,548,045
Gold
Sudbury [2]	$10,573	$3,603	$7,089	$(119)	$-	$(119)	$7,074	$499,161
Salobo	41,018	14,147	14,969	11,902	-	11,902	26,871	2,141,788
Other [3]	25,073	7,634	10,622	6,817	-	6,817	18,060	209,117
	$76,664	$25,384	$32,680	$18,600	$-	$18,600	$52,005	$2,850,066
Total silver and gold interests	$187,511	$56,636	$71,344	$59,531	$-	$59,531	$131,163	$5,398,111
Corporate
General and administrative					$(10,844)	$(10,844)
Other					(7,708)	(7,708)
Total corporate					$(18,552)	$(18,552)	$(17,409)	$165,033
Consolidated	$187,511	$56,636	$71,344	$59,531	$(18,552)	$40,979	$113,754	$5,563,144

1)	Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
3)	Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto, 777 and Constancia gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2016 FIRST QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

Three Months Ended March 31, 2015
Sales		Cost of Sales	Depletion	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$32,054	$7,985	$1,671	$22,398	$-	$22,398	$24,069	$151,280
Yauliyacu	5,289	1,331	2,059	1,899	-	1,899	3,958	185,419
Peñasquito	27,010	6,404	4,478	16,128	-	16,128	20,607	446,667
Other [1]	31,659	7,734	6,786	17,139	-	17,139	24,334	1,160,841
	$96,012	$23,454	$14,994	$57,564	$-	$57,564	$72,968	$1,944,207
Gold
Sudbury [2]	$9,682	$3,214	$6,759	$(291)	$-	$(291)	$6,053	$577,103
Salobo	12,096	3,918	4,111	4,067	-	4,067	8,178	2,198,143
Other [3]	12,714	3,878	6,181	2,655	-	2,655	9,093	399,373
	$34,492	$11,010	$17,051	$6,431	$-	$6,431	$23,324	$3,174,619
Total silver and gold interests	$130,504	$34,464	$32,045	$63,995	$-	$63,995	$96,292	$5,118,826
Corporate
General and administrative					$(8,170)	$(8,170)
Other					(6,406)	(6,406)
Total corporate					$(14,576)	$(14,576)	$(7,161)	$149,248
Consolidated	$130,504	$34,464	$32,045	$63,995	$(14,576)	$49,419	$89,131	$5,268,074

1)	Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
3)	Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto, 777 and Constancia gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2016 FIRST QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

Geographical Areas
The Company's geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Three Months Ended March 31, 2016
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$32,085	$51,175	$578,372
United States	-	433	-
Mexico	38,634	579,702	-
Europe
Greece	2,300	21,100	-
Portugal	2,155	25,181	-
Sweden	12,014	44,065	-
South America
Argentina / Chile [1]	2,597	505,163	-
Brazil	41,017	-	2,141,788
Peru	56,709	1,321,226	129,906
Consolidated	$187,511	$2,548,045	$2,850,066
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2016 FIRST QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2016 (US Dollars - Unaudited)

	Three Months Ended March 31, 2015
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$23,437	$130,965	$840,417
United States	-	433	-
Mexico	64,635	608,526	-
Europe
Greece	3,544	25,530	-
Portugal	2,462	26,117	-
Sweden	8,165	47,597	-
South America
Argentina / Chile [1]	6,058	611,059	-
Brazil	12,095	-	2,198,142
Peru	10,108	493,980	136,060
Consolidated	$130,504	$1,944,207	$3,174,619
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

22.	Subsequent Events

Declaration of Dividend

On May 6, 2016, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on May 19, 2016 and is expected to be distributed on or about June 02, 2016.  The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Equity Offering

On April 14, 2016, the Company completed a bought-deal common share financing, whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay debt that was outstanding under the Company's $2 billion revolving credit facility.

SILVER WHEATON 2016 FIRST QUARTER REPORT [72]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE	TRANSFER AGENT
SILVER WHEATON CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
LAWRENCE BELL
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
EDUARDO LUNA
WADE NESMITH
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
 & Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
 Investor Relations

HAYTHAM HODALY
Senior Vice President,
 Corporate Development

CST Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:   1 604 684 9648
TF: 1 800 380 8687
E:   info@silverwheaton.com

Silver Wheaton® is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

SILVER WHEATON CORP.

1021 WEST HASTINGS STREET, SUITE 3500,
VANCOUVER, BC V6E 0C3,
CANADA

T: 1 604 684 9648
F: 1 604 684 3123

WWW.SILVERWHEATON.COM